UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Oasis Petroleum Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

674215108

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☒ Rule 13d–1(c)

☐ Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 674215108

1	Name of Reporting Person FORGE ENERGY, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 5,539,593
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,539,593
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,539,593
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 1.7% (1)
12	Type of Reporting Person OO

(1)

Based on 318,434,087 shares of Common Stock outstanding as of November 1, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 6, 2018.

CUSIP NO. 674215108

1	Name of Reporting Person ENCAP ENERGY CAPITAL FUND VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 23,705,595 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 23,705,595 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 23,705,595 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.4% (2)
12	Type of Reporting Person PN

(1)

Includes (i) 18,166,002 shares of Common Stock held directly by EnCap Energy Capital Fund VIII, L.P., (“EnCap Fund VIII”) and (ii) 5,539,593 shares of Common Stock held directly by Forge Energy, LLC (“Forge Energy”). Forge Energy is a wholly-owned subsidiary of Forge Energy Holdings, LLC (“Forge Holdings”). EnCap Fund VIII is a member of Forge Holdings that holds the right to appoint four of the seven representatives to the board of managers of Forge Holdings. Each of the managers of Forge Holdings has one vote and decisions are made by a majority vote. As a result, EnCap Fund VIII may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Forge Energy. Therefore, EnCap Fund VIII may be deemed to beneficially own securities owned by Forge Energy. EnCap Fund VIII disclaims beneficial ownership of the securities owned by Forge Energy in excess of its pecuniary interest therein and this statement shall not be deemed an admission that EnCap Fund VIII is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other purpose.

(2)

Based on 318,434,087 shares of Common Stock outstanding as of November 1, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 filed with the Commission on November 6, 2018.

CUSIP NO. 674215108

1	Name of Reporting Person ENCAP ENERGY CAPITAL FUND VIII CO-INVESTORS, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 6,818,511
	6	Shared Voting Power 0
	7	Sole Dispositive Power 6,818,511
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,818,511
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 2.1% (1)
12	Type of Reporting Person PN

(1)

Based on 318,434,087 shares of Common Stock outstanding as of November 1, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 filed with the Commission on November 6, 2018.

CUSIP NO. 674215108

1	Name of Reporting Person ENCAP PARTNERS GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 30,524,106 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 30,524,106 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 30,524,106 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.6% (2)
12	Type of Reporting Person OO

(1)

Includes (i) 18,166,002 shares of Common Stock owned by EnCap Fund VIII, (ii) 6,818,511 shares of Common Stock owned by EnCap Energy Capital Fund VIII Co-Investors, L.P. (“EnCap Fund VIII Co-Invest”) and (iii) 5,539,593 shares of Common Stock held by Forge Energy. Forge Energy is a wholly-owned subsidiary of Forge Holdings. EnCap Fund VIII is a member of Forge Holdings that holds the right to appoint four of the seven representatives to the board of managers of Forge Holdings. Each of the managers of Forge Holdings has one vote and decisions are made by a majority vote. As a result, EnCap Fund VIII may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Forge Energy. Therefore, EnCap Fund VIII may be deemed to beneficially own the securities owned by Forge Energy. EnCap Partners GP, LLC (“EnCap Partners GP”) is the sole general partner of EnCap Partners, LP (“EnCap Partners”), which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”), which is the sole member of EnCap Investments Holdings Blocker, LLC (“EnCap Holdings Blocker”). EnCap Holdings Blocker is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the sole general partner of EnCap Investments L.P. (“EnCap Investments LP”). EnCap Investments LP is the general partner of EnCap Equity Fund VIII GP, L.P. (“EnCap Fund VIII GP”), which is the sole general partner of each of EnCap Fund VIII and EnCap Fund VIII Co-Invest. Therefore, EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Holdings Blocker, EnCap Investments GP, EnCap Investments LP and EnCap Fund VIII GP may be deemed to beneficially own securities owned by EnCap Fund VIII or EnCap Fund VIII Co-Invest. EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Holdings Blocker, EnCap Investments GP, EnCap Investments LP and EnCap Fund VIII GP disclaim beneficial ownership of the securities owned by EnCap Fund VIII, EnCap Fund VIII Co-Invest and Forge Energy except to the extent of their respective pecuniary interest therein, and this statement shall not be deemed an admission that any such entity is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(2)

Based on 318,434,087 shares of Common Stock outstanding as of November 1, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 filed with the Commission on November 6, 2018.

Item 1(a).	Name of issuer:

Oasis Petroleum Inc., a Delaware corporation (the “Issuer”)

Item 1(b).	Address of issuer’s principal executive offices:

1001 Fannin St, Suite 1500

Houston, Texas 77002

Item 2(a).	Names of persons filing:

This Schedule 13G is being filed jointly by the following persons (the “Reporting Persons”):

(i)	Forge Energy, LLC, a Delaware limited liability company (“Forge Energy”);

(ii)	EnCap Energy Capital Fund VIII, L.P., a Texas limited partnership (“EnCap Fund VIII”);

(iii)	EnCap Energy Capital Fund VIII Co-Investors, L.P., a Texas limited partnership (“EnCap Fund VIII Co-Invest”); and

(iv)	EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP”).

Item 2(b).	Address or principal business office or, if none, residence:

The principal business office for Forge Energy is:

15727 Anthem Parkway, Suite 501

San Antonio, TX 78249

The principal business office for each of EnCap Fund VIII, EnCap Fund VIII Co-Invest and EnCap Partners GP is:

c/o EnCap Investments L.P.

1100 Louisiana St., Suite 4900

Houston, TX 77002

Item 2(c).	Citizenship:

Each of Forge Energy and EnCap Partners GP is a Delaware limited liability company.

Each of EnCap Fund VIII and EnCap Fund VIII Co-Invest is a Texas limited partnership.

Item 2(d).	Title of class of securities:

Common Stock, par value $0.01 per share of the Issuer

Item 2(e).	CUSIP number:

674215108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.

Item 5.	Ownership of five percent or less of a class:

Not applicable.

Item 6.	Ownership of more than five Percent on behalf of another person:

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

Not applicable.

Item 8.	Identification and classification of members of the group:

Not applicable.

Item 9.	Notice of dissolution of group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Date: January 30, 2019	FORGE ENERGY, LLC

	By:	/s/ Barry J. Winstead
	Name:	Barry J. Winstead
	Title:	President & CEO

ENCAP ENERGY CAPITAL FUND VIII, L.P.

	By:	EnCap Equity Fund VIII GP, L.P.,
its general partner

	By:	EnCap Investments L.P.,
its general partner

	By:	EnCap Investments GP, L.L.C.,
its general partner

	By:	/s/ D. Martin Phillips
	Name:	D. Martin Phillips
	Title:	Senior Managing Director

ENCAP ENERGY CAPITAL FUND VIII CO-INVESTORS, L.P.

	By:	EnCap Equity Fund VIII GP, L.P.,
its general partner

	By:	EnCap Investments L.P.,
its general partner

	By:	EnCap Investments GP, L.L.C.,
its general partner

	By:	/s/ D. Martin Phillips
	Name:	D. Martin Phillips
	Title:	Senior Managing Director

ENCAP PARTNERS GP, LLC

	By:	/s/ D. Martin Phillips
	Name:	D. Martin Phillips
	Title:	Managing Partner

[Signature Page – Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement